UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. _______________)*

JAVO BEVERAGE COMPANY, INC.
(Name of Issuer)

COMMON STOCK, PAR VALUE PER SHARE $0.001
(Title of Class of Securities)

47189R-10-4
(CUSIP Number)

WILLIAM E. MARSHALL
1311 SPECIALTY DRIVE
VISTA, CA 92081
(760) 560-5286
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

March 23, 2007
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 47189R-10-4

	1.	NAMES OF REPORTING PERSONS: William C. Baker
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY): N/A
	2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☐

	3.	SEC USE ONLY:
	4.	SOURCE OF FUNDS (SEE INSTRUCTIONS):
PF
	5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): ☐
	6.	CITIZENSHIP OR PLACE OF ORGANIZATION:
United States of America
Number of Shares Beneficially Owned by Each Reporting Person With	7.	SOLE VOTING POWER: 7,570,000
	8.	SHARED VOTING POWER: 0
	9.	SOLE DISPOSITIVE POWER: 7,570,000
	10.	SHARED DISPOSITIVE POWER: 0
	11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 7,570,000
	12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): ☐
	13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 5.1%
	14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): IN

Item 1. Security and Issuer

This statement on Schedule 13D (the “Statement”) relates to the common stock, par value $0.001 per share (the “Common Stock”), of Javo Beverage Company, Inc., a Delaware corporation (the “Company”), with principal executive office located at 1311 Specialty Drive, Vista, California 92081.

Item 2. Identity and Background

This Statement is being filed by William C. Baker, a director of the Company. Mr. Baker’s business address is c/o Javo Beverage Company, 1311 Specialty Drive, Vista, California 92081. Mr. Baker also serves as a director of Public Storage, Inc., located at 701 Western Avenue, Glendale, California 91201-2349, and of California Pizza Kitchen, Inc., located at 6053 West Century Boulevard, 11th Floor, Los Angeles, California 90045-6438.

During the last five years, Mr. Baker has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Mr. Baker is a citizen of the United States of America.

Item 3. Source and Amount of Funds or Other Consideration

On March 23, 2007, Mr. Baker acquired 33,200 shares of common stock of the Company in open market transaction for a total of $33,200, paid out of his personal funds. Since that time, Mr. Baker acquired an additional 66,800 shares of common stock in open-market purchases for a total purchase price of $67,679, which was also paid out of personal funds. As a result of all of these acquisitions, the reporting person beneficially holds, as of the date of this filing, a total of 7,570,000 shares of common stock.

Item 4. Purpose of Transaction

Mr. Baker acquired the shares of Common Stock reported in this Statement for investment purposes. Mr. Baker may, subject to the continuing evaluation of the factors discussed herein, acquire from time to time additional securities of the Company in the open market or in privately negotiated transactions. Depending on the factors discussed herein, Mr. Baker may, from time to time, retain or sell all or a portion of his holdings of the shares of common stock in the open market or in privately negotiated transactions. Any actions that Mr. Baker might undertake will depend upon his review of numerous factors, including, among other things, the availability of shares of the Company for purchase and the price levels of such shares; general market and economic conditions; ongoing evaluation of the Company’s business operations and prospects; the relative attractiveness of alternative business and investment opportunities; the actions of the management and the Board of Directors of the Company; personal financial planning; personal philanthropic endeavors; estate planning; and other future developments.

Other than as set forth in this statement, Mr. Baker does not have any present plans or proposals that relate to or would result in any of the consequences listed in paragraphs (a)-(j) of Item 4 of Schedule 13D, or any agreement regarding such matters, although he may in the future take actions which would have such consequences.

Item 5. Interest in Securities of the Issuer

As of the date hereof, Mr. Baker is the beneficial owner of 7,570,000 shares of common stock of the Company representing approximately 5.1% of 149,504,927 shares of Common Stock outstanding, as disclosed in the Company’s Annual Report on Form 10-K for the year ended December 31, 2006. Mr. Baker has the sole power to vote or direct the vote and the sole power to dispose of such shares.

Over the 60-day period preceding this report, Mr. Baker has effected the following transactions in the Company’s Common Stock. All transactions were open-market purchases of stock.

Transaction Date	Number of Shares Purchased	Price per Share	Total Shares Held after Transactions
3/21/07	16,360	$0.99	7,386,360
3/22/07	83,640	$0.99	7,470,000
3/23/07	33,200	$1.00	7,503,200
3/26/07	37,500	$1.00	7,540,700
3/29/07	29,300	$1.03	7,570,000

No other person is known by Mr. Baker to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock reported in this Statement.

Item 6. Contracts, Arrangements, Understanding or Relationships with Respect to Securities of the Issuer

There are no contracts, arrangements, understandings or relationships between the Reporting Persons and any other persons with respect to any securities of the Company.

Item 7. Material to Be Filed as Exhibits

None.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 6, 2007	/s/ William C. Baker William C. Baker